EXHIBIT 99.1

Valour Launches Eight New ETPs on Spotlight Stock Market, Including Shiba Inu (SHIB), Pi (PI), Ondo (ONDO), Cronos (CRO), Mantle (MNT), VeChain (VET), Ethena (ENA), and Celestia (TIA)

  Valour Launches Eight New ETPs on Spotlight Stock Market: Valour has introduced SEK-denominated ETPs for Shiba Inu (SHIB), Pi (PI), Ondo (ONDO), Cronos (CRO), Mantle (MNT), VeChain (VET), Ethena (ENA), and Celestia (TIA), expanding its Nordic product suite.
  Broader Exposure to Leading Digital Assets: These new listings provide regulated, exchange-traded access across L1/L2 blockchains, real-world-asset infrastructure, modular data availability, and high-engagement ecosystem tokens—meeting growing investor demand for diversified digital-asset exposure.
  Expanding Breadth Across Europe: With more than 85 ETPs now listed across major European exchanges, Valour continues to broaden its leadership and product coverage for investors.

TORONTO, Aug. 27, 2025 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"), is pleased  to announce that its subsidiary, Valour Inc., and Valour Digital Securities Limited (together, "Valour"), a leading issuer of exchange traded products ("ETPs"), has launched eight new SEK-denominated ETPs on Sweden's Spotlight Stock Market:

  Valour Shiba Inu (SHIB) SEK ETP – ISIN: CH1108681524
  Valour Pi (PI) SEK ETP – ISIN: CH1108681540
  Valour Ondo (ONDO) SEK ETP – ISIN: CH1108681557
  Valour Cronos (CRO) SEK ETP – ISIN: CH1108681565
  Valour Mantle (MNT) SEK ETP – ISIN: CH1108681573
  Valour VeChain (VET) SEK ETP – ISIN: CH1108681581
  Valour Ethena (ENA) SEK ETP – ISIN: CH1108681599
  Valour Celestia (TIA) SEK ETP – ISIN: CH1108681607

Each product offers simple, regulated, exchange-traded exposure to its underlying digital asset via traditional brokerage accounts and carries a 1.9% management fee.

About the Newly Listed ETPs

Valour Shiba Inu (SHIB) ETP
SHIB is a widely held community token with an expanding ecosystem of applications and utilities.

Valour Pi (PI) ETP
PI is the native token of the Pi Network, a community-driven ecosystem focused on making crypto access more inclusive.

Valour Ondo (ONDO) ETP
ONDO powers Ondo Finance, a protocol focused on tokenized real-world assets and on-chain yield distribution.

Valour Cronos (CRO) ETP
CRO is the native asset of Cronos, an EVM-compatible blockchain supported by Crypto.com, enabling payments, DeFi, and consumer apps.

Valour Mantle (MNT) ETP
MNT is the governance token of Mantle, an Ethereum Layer-2 ecosystem designed for high-throughput, low-cost applications.

Valour VeChain (VET) ETP
VET is the utility token for VeChain, a Layer-1 focused on enterprise use cases such as supply-chain visibility and asset tokenization.

Valour Ethena (ENA) ETP
ENA is the governance token for Ethena, a synthetic-dollar and yield infrastructure protocol built on Ethereum.

Valour Celestia (TIA) ETP
TIA is the native token of Celestia, a modular blockchain network that provides data-availability layers for scalable rollups.

Executive Commentary

Johanna Belitz, Head of Nordics at Valour, commented:

"Nordic investors continue to seek simple and transparent access to a wider range of digital assets. These additions deepen our coverage across L1s, L2s, modular infrastructure, and high-engagement tokens—directly aligned with the market's demand for diversified exposure."

Elaine Buehler, Head of Product at Valour, said:

"This launch reflects our product strategy: curate a balanced mix across core infrastructure and emerging themes like tokenized yields and modular blockchains. Our goal is to help investors build targeted exposure through regulated ETPs they can trade in their standard investment accounts."

Nadine Kenzelmann, Managing Director at Valour, added:

"We're executing at pace—expanding breadth while maintaining institutional standards—to deliver Europe's most comprehensive digital-asset ETP lineups."

The Most Diverse Digital Asset ETP Lineup Globally

With these additions, Valour now offers over 85 ETPs across major European venues, including Spotlight Stock Market (Sweden), Börse Frankfurt (Germany), SIX Swiss Exchange (Switzerland) and Euronext (Paris and Amsterdam), reinforcing its leadership in regulated digital-asset investment solutions.

About DeFi Technologies
DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) is a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"). As the first Nasdaq-listed digital asset manager of its kind, DeFi Technologies offers equity investors diversified exposure to the broader decentralized economy through its integrated and scalable business model. This includes Valour, which offers access to over sixty-five of the world's most innovative digital assets via regulated ETPs; Stillman Digital, a digital asset prime brokerage focused on institutional-grade execution and custody; Reflexivity Research, which provides leading research into the digital asset space; Neuronomics, which develops quantitative trading strategies and infrastructure; and DeFi Alpha, the Company's internal arbitrage and trading business line. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the institutional gateway to the future of finance. Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/

DeFi Technologies Subsidiaries

About Valour

Valour Inc. and Valour Digital Securities Limited (together, "Valour") issues exchange traded products ("ETPs") that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional investment or bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit  valour.com.

About Reflexivity Research

Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and digital asset industry, empowering investors with valuable insights. For more information please visit https://www.reflexivityresearch.com/

About Stillman Digital

Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com

About Neuronomics AG

Neuronomics AG is a Swiss asset management firm specializing in AI-powered quantitative trading strategies. By integrating artificial intelligence, computational neuroscience and quantitative finance, Neuronomics delivers cutting-edge solutions that drive superior risk-adjusted performance in financial markets. For more information please visit https://www.neuronomics.com/

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the the listing of Valour Shiba Inu (SHIB), Valour Pi (PI), Valour Ondo (ONDO), Valour Cronos (CRO), Valour Mantle (MNT), Valour VeChain (VET), Valour Ethena (ENA), and Valour Celestia (TIA); the development of the Pi Network, Shiba Inu, Ondo Finance, Cronos blockchain, Mantle blockchain, Vechainl, Ethena protocol and Celestia blockchain; development of additional ETPs and the number of ETPs anticipated by end of 2025; investor confidence in Valour's ETPs; investor interest and confidence in digital assets; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour ETPs by exchanges; growth and development of decentralised finance and cryptocurrency sector; rules and regulations with respect to decentralised finance and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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SOURCE DeFi Technologies Inc.

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%CIK: 0001888274

For further information: For further information, please contact: Olivier Roussy Newton, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 07:30e 27-AUG-25